February 29, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation
Amendment No. 5 to Form S-l on Form F-1
Filed January 19, 2012
File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated February 3, 2012, regarding the Amendment No. 5 to Form S-l on Form F-1 (the “Form S-l on Form F-1”) filed on January 19, 2012.

We submit herewith for review by the Staff four “clean” copies of the Registration Statement and four “marked” copies of the Registration Statement, each reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note your response to our prior comment 1 and reissue in part. Please provide us with any documentation you have received from NASDAQ in support of your interpretation of IM-5101-2. Please also provide the contact information of your NASDAQ listing qualification contact.

We have not received any documentation from NASDAQ in support of our interpretation of the IM-5101-2 although to date NASDAQ has not raised any concern over the structure of our offering in relation to its listing requirements. We will provide the Staff with a copy of the listing approval letter from NASDAQ when issued.

Our Nasdaq listing application contact is: Ms. Keely Moxley, Senior Analyst, Nasdaq Listing Qualifications, The NASDAQ OMX Group, 805 King Farm Boulevard, Rockville, MD 20850. Tel: 301-978-8031.

2.	We note that there are a number of blanks remaining in the prospectus. Please fill in these blanks with your next amendment or tell us when you intend to do so.

We have revised the Registration Statement to fill in blanks, as appropriate. The remaining blanks are permitted to be omitted pursuant to Rule 430A and will be provided in the Rule 424(b) prospectus.

The Offering, page 6

Permitted purchases of public shares by us, page 12

3.	We note your response to our prior comment 8 and reissue in part. Please revise the last paragraph of this section to clarify that any repurchases would also increase your initial shareholders relative share ownership percentage and thus reduce the percentage of public shareholders required to satisfy the majority vote requirement necessary to approve a proposed business combination. Please also tell us, with a view towards revised disclosure, whether the mutually agreed upon purchase price of $9.60 per share was derived from or influenced by the price at which the common stock sold in recent similar offerings has settled between the initial public offering and the initial business combination. Please revise the “Permitted purchases of our securities” section on page 71 accordingly.

We have revised the Registration Statement as requested.

Periodic Reporting and Financial Information, page 93

4.	We note your response to our prior comment 10 and reissue in part. We note your disclosure that you have agreed with the underwriters to file quarterly reports on Form 6-K. Please revise to clarify the type of information which will be contained in such reports, i.e. unaudited interim financial information for each of the first three quarters of each fiscal year.

We have revised the Registration Statement as requested.

* * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Ellenoff Grossman & Schole LLP Graubard Miller EarlyBirdCapital Inc.